
June 18, 2105

Joseph Wade
Chief Executive Officer
1PM Industries, Inc.
312 S. Beverly Drive, #3401
Beverly Hills, California 90292

> **Re: 1PM Industries, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 9, 2015**
> **File No. 333-203276**

Dear Mr. Wade:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2015 letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed June 9, 2015

Cover Page

1.   You make multiple references to "selling stockholders" on the cover page of your prospectus and summary to the offering. Please reconcile with your disclosure under Item 7 on page 16 in which you state that the selling security holder information is not applicable. In this regard, please also clarify that you are not registering the 100,092,395 shares of common stock currently outstanding.

Prospectus Summary, page 6

2.   We note your response to our prior comment 1. Please revise your disclosure to clarify the ownership status of the 41,733 shares of common stock outstanding immediately prior to the reverse merger. It is not clear how many of those shares were actually held

by Mr. Cutler. In this regard, we note that WB Partners purchased from David Cutler, the 1,626,300 shares of Series F Super Voting Preferred shares that were outstanding immediately prior to the reverse merger.

Exhibit 23.1

3.   Please file a currently dated consent from your independent accountant with the next amendment to your registration statement. Refer to Item 601(B)(23) of Regulation S-K.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director